As filed with the Securities and Exchange Commission on October 18, 2006
Registration No. 333-137383

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ICONIX BRAND GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	11-2481903
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

1450 Broadway
New York, New York 10018
Telephone: (212) 730-0030
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Neil Cole, Chief Executive Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, New York 10018
Telephone: (212) 730-0030
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Robert J. Mittman, Esq. Ethan Seer, Esq. Blank Rome LLP 405 Lexington Avenue New York, NY 10174 Telephone: (212) 885-5555 Facsimile: (212) 885-5001

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:    As soon as practicable on or after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I. D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, please check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413 (b) under the Securities Act, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $.001 per share(1)(2)(3)	3,751,654	$15.03 (4)	$57,112,437(4)	$6,111.03 (5)

(1)
All of the shares of common stock being registered hereby are being offered for the account of selling stockholders who acquired such shares in private transactions. Except as set forth in the footnotes below, no other shares of the registrant’s common stock are being registered pursuant to this registration statement.

(2)	Includes preferred share purchase rights. Prior to the occurrence of certain events, the preferred share purchase rights will not be evidenced separately from the common stock.

(3)
Pursuant to Rule 416 of the Securities Act of 1933, there are also being registered such additional shares as may be offered or issued to the selling stockholders to prevent dilution resulting from stock dividends, stock splits or similar transactions.

(4)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, the registration fee has been calculated based upon the average of the high and low prices, as reported by Nasdaq, for the registrant’s common stock on September 12, 2006 multiplied by the 3,799,869 shares originally registered, which number has been reduced as noted in footnote (5) below.

(5)
The fee of $6,111.03 was paid in connection with the initial filing of this registration statement on September 15, 2006. This registration statement originally registered 3,799,896 shares which number has been reduced to 3,751,654 shares by virtue of the filing of this Amendment no. 1. No additional filing fee is being paid in connection with the reduction in the number of shares being registered.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

ICONIX BRAND GROUP, INC.

3,751,654 shares of common stock

The selling stockholders listed on page 14 of this prospectus are offering for resale up to 3,751,654 shares of the common stock of Iconix Brand Group, Inc. The common stock may be offered from time to time by the selling stockholders through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and in other ways as described in the “Plan of Distribution.”

We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.

Our common stock is listed on the Nasdaq Global Market under the symbol “ICON” On October 17, 2006, the last sale price of our common stock as reported by Nasdaq was $ 18.06 per share.

Investing in our common stock involves a high degree of risk. For more information, see “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________, 2006

Forward-Looking Statements

Certain statements in this prospectus or the documents incorporated by reference in this prospectus constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our business and our industry. These statements include those relating to future events, performance and/or achievements, and include those relating to, among other things:

•	future revenues, expenses and profitability;

•	the future development and expected growth of our business;

•	projected capital expenditures;

•	future outcomes of litigation and/or regulatory proceedings;

•	competition;

•	expectations regarding the retail sales environment;

•	continued market acceptance of our current brands and our ability to market and license brands we acquire;

•	our ability to continue identifying, pursuing and making acquisitions;

•	the ability of our current licensees to continue executing their business plans with respect to their product lines; and

•	our ability to continue sourcing licensees that can design, distribute, manufacture and sell their own product lines.

We have attempted to identify forward-looking statements by the use of words such as “may,” “should,” “will,” “could,” “estimate,” “project,” “predict,” “potential,” “continue,” “anticipate,” “believe,” “plan,” “seek,” “expect,” “future” and “intend” or the negative of these terms or other comparable expressions which are intended to identify forward-looking statements. These statements are only predictions and are not guarantees of future performance. They are subject to known and unknown risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause our actual results to differ materially from those expressed or forecasted in, or implied by, the forward-looking statements. In evaluating these forward-looking statements, you should carefully consider the risks and uncertainties described in “Risk Factors” below and elsewhere in this prospectus or in documents incorporated by reference into this prospectus. These forward-looking statements reflect our view only as of the date of this prospectus. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in, or implied by, these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained in this prospectus or in documents incorporated by reference into this prospectus.

Our Company

We are a brand management company engaged in licensing, marketing and providing trend direction for our portfolio of owned consumer brands. Our portfolio currently includes seven iconic brands, Candie’s, Bongo, Badgley Mischka, Joe Boxer, Rampage, Mudd and London Fog, which we license directly to leading retailers and wholesalers. Our brands are used in connection with numerous product categories, are distributed across a wide range of distribution channels and target a broad range of customers. We seek to maximize the value of our brands by developing innovative marketing campaigns to increase brand awareness and by providing trend direction to our licensees to enhance product appeal.

We believe we have a unique business model. As opposed to operating companies that design, manufacture and distribute product, we transfer these responsibilities to our carefully selected licensing partners, allowing us to focus on the core elements of managing brands. As part of our licensing agreements, we maintain significant approval rights with respect to product design, packaging, channel selection and presentation to ensure consistency with our overall brand direction. Our model is further differentiated by our diverse portfolio of brands, which are sold in numerous channels across multiple product categories, as well as by our accelerated growth via acquisitions.

We believe our business model allows us to grow faster and generate higher net income with lower operating risk than under a traditional business model. Key aspects of our model include its:

•	applicability to a broad universe of consumer brands;

•	efficient approach to acquisitions, permitting us to quickly evaluate and integrate brand acquisitions;

•	scalable platform that enables us to add and manage new licenses with a minimal associated increase in infrastructure;

•	predictable base of minimum guaranteed royalties; and

•	low overhead, absence of inventory risk and minimal working capital and capital expenditure requirements.

We have a limited history operating solely as a brand management company. From 1993 until 2003, we operated as a traditional apparel and footwear operating company. Our initial brand was Candie’s, which we built into one of the most well-recognized junior footwear brands in the United States. In 1995, we began designing, manufacturing, selling and marketing footwear under the Bongo name. From 2003 to 2004, we implemented a shift in our business model from our historic operating model to a licensing entity. By the end of 2004, we had eliminated all of our legacy retail and manufacturing operations, had reduced our workforce from over 200 to under 40 and had entered into our first multi-category retail license agreement with Kohl’s Department Stores, Inc. for the exclusive right in the United States to design, manufacture, sell and distribute a broad range of Candie’s products. We also began to grow our consumer brand portfolio and, between October 2004 and August 2006 have acquired five additional brands: Badgley Mischka, Joe Boxer, Rampage, Mudd and London Fog.

Our objective is to continue building a diversified portfolio of leading consumer brands through growth within our existing portfolio and the addition of new leading brands that leverage our brand management expertise and our existing infrastructure.

Recent developments

In April 2006, we acquired certain of the assets of Mudd (USA) LLC related to the Mudd brand, trademarks, intellectual property and related names worldwide, excluding China, Hong Kong, Macau and Taiwan. In consideration for these assets, we paid Mudd (USA) $45.0 million in cash and issued to it 3,269,231 shares of our common stock. The financing for this acquisition was accomplished through the private placement by our subsidiary, IP Holdings LLC, of its asset-backed notes, secured by its intellectual property assets (including those acquired from Mudd). In connection with this acquisition, we also entered into a license agreement with the seller, pursuant to which, for a period of two years, the seller has the exclusive right to use the Mudd trademark in connection with the design, manufacture, sale and distribution of women’s and children’s jeanswear and related products in the United States. Mudd (USA) has guaranteed for two years certain minimum licensing revenues to us from the purchased assets and royalties under the license agreement, and this guarantee, as well as certain other of its obligations to us, is secured by its pledge of a portion of the cash and shares issued by us as consideration in the acquisition.

In April 2006, we also announced our entry into a definitive agreement to acquire all the outstanding shares of Mossimo, Inc. for consideration with a deemed value of $7.50 per Mossimo share, including $3.25 worth of our common stock (based on the value of our stock at the time the merger agreement was entered into), and $4.25 in cash. Based on the number of Mossimo shares outstanding as of August 9, 2006, we estimate that on the closing date of the merger we will issue approximately 3,608,433 shares of our common stock and pay approximately $67.5 million in cash to the stockholders of Mossimo in consideration for their Mossimo shares. In addition, if our common stock does not close at or above $18.71 per share for at least 20 consecutive trading days during the 12 months following the merger, the recipients of the initial merger consideration will be entitled to receive additional shares of our common stock. We expect to close the transaction in October 2006. In connection with this pending merger, we also entered into a definitive agreement with Cherokee Inc. in which Cherokee agreed to withdraw its proposal to acquire the capital stock of Mossimo and, upon the closing of the merger, to terminate its finder’s fee agreement with Mossimo, in exchange for our agreement to pay Cherokee $33.0 million in cash upon the closing of the merger. We expect to finance the cash portion of the merger consideration, the fee to Cherokee and the costs and expenses relating to the merger with existing cash resources (both ours and Mossimo’s) and a two-year loan of up to $90.0 million.

In August 2006, we completed the purchase of the London Fog trademarks and certain related intellectual property assets from London Fog Group Inc. for $30.5 million in cash and 482,423 shares of our common stock. In addition, if the market value of the stock portion of the purchase price is less than $7.0 million on the date the registration statement of which this prospectus forms a part has been declared effective by the SEC, we will be required to issue such number of additional shares of our common stock as makes the total stock portion of the purchase price equal in value to $7.0 million as of such date. The financing for this acquisition was accomplished through the private placement by IP Holdings LLC of its asset-backed notes, secured by its intellectual property assets (including those acquired from London Fog), together with approximately $3.1 million of our funds.

Additional information

We were incorporated under the laws of the state of Delaware in 1978. In July 2005, we changed our name from Candies, Inc. to Iconix Brand Group, Inc. Our principal executive offices are located at 1450 Broadway, New York, New York 10018 and our telephone number is (212) 730-0300. Our web site address is www.iconixbrand.com. The information on our web site does not constitute part of this prospectus. We have included our website address in this document as an inactive textual reference only. Candie’s®, Bongo®, Joe Boxer®, Rampage®, Mudd® and London Fog® are the registered trademarks of our wholly-owned subsidiary, IP Holdings LLC, and Badgley Mischka® is the registered trademark of our wholly-owned subsidiary, Badgley Mischka Licensing LLC. Each of the other trademarks, trade names or service marks of other companies appearing in this prospectus or information incorporated by reference into this prospectus is the property of its respective owner.

Unless the context requires otherwise, reference in this prospectus to “we”, “us” ,”our”, “Iconix”, or “the Company” refers to Iconix Brand Group, Inc. and its subsidiaries.

Risk Factors

Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with all the other information contained in, or incorporated by reference into, this prospectus, including the historical consolidated financial statements and related notes and pro forma financial information, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, operating results and future growth prospects could be materially and adversely affected. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our financial condition. Any adverse effect on our business, financial condition or operating results could result in a decline in the trading price of our common stock and your loss of all or part of your investment. These risk factors do not take into account additional risks that may become applicable if and when our proposed merger with Mossimo is completed.

Risks related to our operations

Our current business model is new and our operating history as a licensing and brand management company is limited, which makes it difficult to evaluate our current business and future prospects.

We began our transition in 2003 from a procurer of manufacturing, seller and marketer of footwear and jeanswear products to a brand management company that owns, licenses and manages its own consumer brands, and only completed our elimination of our retail and manufacturing operations in mid-2004. We have, therefore, operated solely as a brand management company for only one year, making it difficult to evaluate our ability to successfully manage and grow our business long-term. Furthermore, our business model depends on a number of factors for its continued success, including the continued market acceptance of our brands, the production and sale of quality products by our licensees and the expansion of our brand portfolio through the growth of our existing brands and the acquisition of additional brands. While we have sought to diversify our brand portfolio, and thereby protect our company from the underperformance of any one brand or market segment, and believe that we will be able to grow organically through the development of our existing brands, through the acquisition of new brands and by expanding internationally, we cannot guarantee the continued success of our business.

The failure of our licensees to adequately produce, market and sell products bearing our brand names in their license categories could result in a decline in our results of operations.

We are no longer directly engaged in the sale of branded products and, consequently, our revenues are now almost entirely dependent on royalty payments made to us under our licensing agreements. Although the licensing agreements for our brands usually require the advance payment to us of a portion of the licensing fees and provide for guaranteed minimum royalty payments to us, the failure of our licensees to satisfy their obligations under these agreements or their inability to operate successfully or at all, could result in the early termination of such agreements, thereby eliminating some or all of that stream of revenue. Moreover, during the terms of the license agreements, we are substantially dependent upon the abilities of our licensees to maintain the quality and marketability of the products bearing our trademarks, as their failure to do so could materially tarnish our brands, thereby harming our future growth and prospects. In addition, the failure of our licensees to meet their production, manufacturing and distribution requirements could cause a decline in their sales and potentially decrease the amount of royalty payments (over and above the guaranteed minimums) due to us and thus also decrease our potential revenues. Moreover, the concurrent failure by several of our material licensees to meet their financial obligations to us could jeopardize our ability to meet the debt service coverage ratio required in connection with the asset-backed notes issued by our subsidiary, IP Holdings LLC, which would give the note holders the right to foreclose on the Candie’s, Bongo, Joe Boxer, Rampage, Mudd and London Fog trademarks and other related intellectual property assets securing such debt.

Our business is dependent on continued market acceptance of our Candie’s, Bongo, Badgley Mischka, Joe Boxer, Rampage, Mudd and London Fog trademarks and the products of our licensees bearing these brands.

Although, as we indicated above, our licensees guarantee minimum net sales and minimum royalties to us, a failure of our trademarks or of products utilizing our trademarks to achieve or maintain market acceptance could cause a reduction of our licensing revenues, thereby negatively affecting our cash flow. Such failure could also cause the devaluation of our trademarks, which are our primary assets, making it more difficult for us to renew our current licenses upon their expiration or enter into new or additional licenses for our trademarks. In addition, if such devaluation of our trademarks were to occur, a material impairment in the carrying value of one or more of our trademarks could also occur and be charged as an expense to our operating results. Continued market acceptance for our trademarks and our licensees’ products, as well as market acceptance of any future products bearing our trademarks, is subject to a high degree of uncertainty, made more so by constantly changing consumer tastes and preferences. Maintaining market acceptance for our licensees’ products and creating market acceptance for new products and categories of products bearing our marks will require our continuing and substantial marketing and product development efforts, which may, from time to time, also include our expenditure of significant additional funds, to keep pace with changing consumer demands. Additional marketing efforts and expenditures may not, however, result in either increased market acceptance of, or additional licenses for, our trademarks or increased market acceptance, or sales, of our licensees’ products. Furthermore, while we believe that we currently maintain sufficient control over the products our licensees’ produce under our brand names through the provision of trend direction and our right to preview and approve a majority of such products as well as their presentation and packaging, we do not actually design or manufacture our licensed products and therefore have more limited control over such products’ quality and design than a traditional product manufacturer might have.

We have a material amount of goodwill and other intangible assets, including our trademarks, recorded on our balance sheet. As a result of changes in market conditions and declines in the estimated fair value of these assets, we may, in the future, be required to write down a portion of this goodwill and other intangible assets and such write-down would, as applicable, either decrease our profitability or increase our net loss.

As of June 30, 2006, goodwill represented approximately $42.5 million, or 13% of our total assets, and other intangible assets represented approximately $229.8 million, or 69% of our total assets. Goodwill is the amount by which the costs of an acquisition accounted for using the purchase method exceed the fair value of the net assets acquired. Under Statement of Financial Accounting Standard No. 142, or SFAS No. 142, entitled “Goodwill and Other Intangible Assets”, goodwill and indefinite lived intangible assets, including some of our trademarks, are no longer amortized, but instead are subject to impairment evaluation based on related estimated fair values, with such testing to be done at least annually. While, to date, no impairment write-downs have been necessary, any write-down of goodwill or intangible assets resulting from future periodic evaluations would decrease our net income and those decreases could be material.

A substantial portion of our licensing revenues are concentrated with two retailers such that the loss of either such licensee could decrease our revenue and impair our cash flows.

Our two largest licenses, which, for the six months ended June 30, 2006, together represented approximately 42% of our total revenue, are each a single retailer license. Our license agreement with Kohl’s Department Stores, Inc. currently gives Kohl’s the exclusive U.S. license with respect to the Candie’s trademark for a wide variety of categories of products, including women’s junior and children’s apparel, accessories (except shoes and handbags, which are currently licensed to it on a non-exclusive basis but which will become part of its exclusive license in January 2007, and prescription eyewear), beauty and personal care products, home accessories and electronics for an initial term expiring in January 2011. Our license agreement with Kmart Corporation, a subsidiary of Sears Holdings Corp. grants Kmart (which came out of bankruptcy in May 2003) the exclusive U.S. license with respect to the Joe Boxer trademark for men’s, women’s and children’s apparel, apparel-related accessories, footwear, home and other products for an initial term expiring in December 2007. Because we are dependent on these two licensees for a significant portion of our licensing revenue, if either Kohl’s or Kmart were to have financial difficulties affecting its ability to make guaranteed payments or cease to operate before the expiration of its license agreement, or if either licensee decides not to renew or extend its existing agreement with us, our revenue and cash flows could be reduced substantially. Moreover, since 2004, Kmart has not approached the sales levels of Joe Boxer products needed to trigger royalty payments in excess of its guaranteed minimums, and, if the Kmart license is not renewed or extended beyond 2007, we could suffer disruption in our revenue stream for the Joe Boxer brand until we enter into one or more replacement licenses.

If we are unable to identify and successfully acquire additional trademarks, our growth may be limited, and, even if additional trademarks are acquired, we may not realize planned benefits due to integration or licensing difficulties.

A key component of our growth strategy is the acquisition of additional trademarks in product categories and/or channels that are complementary to, and provide us further diversification with respect to, those of our existing trademark portfolio. If competitors pursue our licensing model, acquisitions could become more expensive and suitable acquisition candidates more difficult to find. In addition, even if we successfully acquire additional trademarks, we may not be able to achieve or maintain profitability levels that justify our investment in, or realize planned benefits with respect to, those additional brands. Although we seek to temper our acquisition risks by following acquisition guidelines relating to the existing strength of the brand, its diversification benefits to us, its potential licensing scale and the projected rate of return on our investment, acquisitions, whether they be of additional intellectual property assets or of the companies that own them, entail numerous risks, any of which could detrimentally affect our results of operations and/or the value of our equity. These risks include, among others:

•	unanticipated costs;

•	negative effects on reported results of operations from acquisition related charges and amortization of acquired intangibles;

•	diversion of management’s attention from other business concerns;

•	the challenges of maintaining focus on, and continuing to execute, core strategies and business plans as our brand and license portfolio grows and becomes more diversified;

•	adverse effects on existing licensing relationships; and

•
risks of entering new licensing markets (whether it be with respect to new licensed product categories or new licensed product distribution channels) or markets in which we have limited prior experience.

Acquiring additional trademarks could also have a significant effect on our financial position and could cause substantial fluctuations in our quarterly and yearly operating results. Acquisitions could result in the recording of significant goodwill and intangible assets on our financial statements, the amortization or impairment of which would reduce our reported earnings in subsequent years. Moreover, as discussed below, our ability to grow through the acquisition of additional trademarks will also depend on the availability of capital to complete the necessary acquisition arrangements. Any issuance by us of shares of our common stock as equity consideration in future acquisitions could dilute our common stock because it could reduce our earnings per share, and any such dilution could reduce the market price of our common stock unless and until we were able to achieve revenue growth or cost savings and other business economies sufficient to offset the effect of such an issuance. As a result, there is no guarantee that our stockholders will achieve greater returns as a result of any future acquisitions we complete.

We will require additional capital to finance the acquisition of additional brands and our inability to raise such capital on beneficial terms or at all could restrict our growth.

We will in the future require additional capital to help fund all or part of potential trademark acquisitions. If, at the time required, we have not generated sufficient cash from operations to finance those additional capital needs, we will need to raise additional funds through bank financing or other private or public equity and/or debt financing. We cannot assure you that, if and when needed, additional financing will be available to us on acceptable terms or at all. If additional capital is needed and is either unavailable or cost prohibitive, our growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our acquisition plans. In addition, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital, our existing stockholders may experience dilution or the new securities may have rights senior to those of our common stock.

Our existing and future debt obligations could impair our liquidity and financial condition, and in the event we are unable to meet our debt obligations we could lose title to our trademarks.

As of June 30, 2006, we had total consolidated debt of approximately $143.7 million (approximately $ 170.3 million after giving pro forma effect to the financing of our August 2006 purchase of the London Fog trademark and certain related intellectual property assets) and had a working capital deficit of $11.8 million. Of such debt, approximately $133.3 million represented the principal amount outstanding under the asset backed notes issued by our subsidiary, IP Holdings LLC (approximately $159.9 million after giving pro forma effect to the additional principal amount of such notes that was issued in connection with the London Fog asset purchase). The payment of the principal and interest on the notes is made from amounts received by IP Holdings LLC under license agreements with the various licensees of its intellectual property assets, all of which assets also serve as security under the notes. In addition, in connection with our acquisition, in April 2002, of the other half of Unzipped Apparel, LLC, referred to as Unzipped, which made it one of our wholly owned subsidiaries, we issued to Sweet Sportswear LLC, referred to as Sweet, an $11.0 million principal amount senior subordinated note. The principal amount of this note, referred to as the Sweet note, had been reduced to approximately $2.9 million as of December 31, 2005 as a result of certain shortfalls in the net income of Unzipped previously guaranteed by Sweet in the agreement under which, until August 2004, it served as Unzipped’s manager. We are involved in litigation with Sweet and certain of its affiliates with respect to these shortfalls and other matters pertaining to Unzipped. We may also incur additional debt in the future to fund a portion of our capital requirements and to fund acquisitions. Our debt obligations:

•	could impair our liquidity;

•	could make it more difficult for us to satisfy our other obligations;

•
require us to dedicate a substantial portion of our cash flow to payments on our debt obligations, which reduces the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

•	could impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;

•	make us more vulnerable in the event of a downturn in our business prospects and could limit our flexibility to plan for, or react to, changes in our licensing markets; and

•	place us at a competitive disadvantage when compared to our competitors who have less debt.

While we believe that by virtue of the guaranteed minimum royalty payments due to us under our licenses we will generate sufficient revenues from our licensing operations to satisfy our obligations for the foreseeable future, in the event that we were to fail in the future to make any required payment under agreements governing our indebtedness or fail to comply with the financial and operating covenants contained in those agreements, we would be in default with respect to that indebtedness. A debt default could significantly diminish the market value and marketability of our common stock and could result in the acceleration of the payment obligations under all or a portion of our consolidated indebtedness. In the case of IP Holdings LLC’s asset backed notes, it would also enable the holders of such notes to foreclose on the assets securing such notes, including the Candie’s, Bongo, Joe Boxer, Rampage, Mudd and London Fog trademarks.

Our licensees are subject to risks and uncertainties of foreign manufacturing that could interrupt their operations or increase their operating costs thereby impacting their ability to deliver goods to the market, reduce or delay their sales and decrease our potential royalty revenues.

Substantially all of the products sold by our licensees are manufactured overseas. There are substantial risks associated with foreign manufacturing, including changes in laws relating to quotas, and the payment of tariffs and duties, fluctuations in foreign currency exchange rates, shipping delays and international political, regulatory and economic developments, any of which could increase our licensees’ operating costs, making their licensing arrangements with us less attractive to them. Our licensees also import finished products and assume all risk of loss and damage with respect to these goods once they are shipped by their suppliers. If these goods are destroyed or damaged during shipment, the revenues of our licensees, and thus our royalty revenues, could be reduced as a result of our licensees’ inability to deliver or their delay in delivering finished products to their customers.

Because of the intense competition within our licensees’ markets and the strength of some of the competitors, we and our licensees may not be able to continue to compete successfully.

Currently, most of our trademark licenses are for products in the apparel, footwear and fashion industries. These industries are extremely competitive in the United States and our licensees face intense and substantial competition with respect to their product lines bearing our brands. In general, competitive factors include quality, price, style, name recognition and service. In addition, the presence in the marketplace of various fads and the limited availability of shelf space can affect competition for our licensees’ products. Many of our licensees’ competitors have greater financial, distribution, marketing and other resources than our licensees and have achieved significant name recognition for their brand names. Our licensees may be unable to successfully compete in the markets for their products, and we may not be able to continue to compete successfully with respect to our licensing arrangements.

Our failure to protect our proprietary rights could compromise our competitive position and decrease the value of our brands.

We own, through our wholly-owned subsidiaries, federal trademark registrations for our brands that are vital to the success and further growth of our business and which we believe have significant value. We monitor on an ongoing basis unauthorized filings of our trademarks and imitations thereof, and rely primarily upon a combination of trademarks, copyrights and contractual restrictions to protect our intellectual property rights. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the actions taken by us to establish and protect our trademarks and other proprietary rights will prevent infringement of our intellectual property rights by others, or prevent the loss of licensing revenue or other damages caused therefrom. Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy aspects of our intellectual property, which could harm the reputation of our brands, decrease their value and/or cause a decline in our licensees’ sales and thus our revenues. In the future, we may be required to assert infringement claims against third parties, and there can be no assurance that one or more parties will not assert infringement claims against us. Any resulting litigation could result in significant expense to us and divert the efforts of our management personnel, whether or not such litigation is determined in our favor. In addition, to the extent that any of our trademarks were ever deemed to violate the proprietary rights of others, we would be prevented from using them, which could cause a termination of our licensing arrangements, and thus our revenue stream, with respect to those trademarks. Litigation could also result in a judgment or monetary damages being levied against us.

We are dependent upon our president and other key executives. If we lose the services of these individuals we may not be able to fully implement our business plan and future growth strategy, which would harm our business and prospects.

Our successful transition from a manufacturer and marketer of footwear and jeanswear to a licensor of intellectual property is largely due to the efforts of Neil Cole, our president, chief executive officer and chairman. Our continued success is largely dependent upon his continued efforts and those of the other key executives he has assembled. Although we have entered into an employment agreement with Mr. Cole, expiring on December 31, 2007, as well as employment agreements with other of our key executives, there is no guarantee that we will not lose their services. To the extent that any of their services become unavailable to us, we will be required to hire other qualified executives, and we may not be successful in finding or hiring adequate replacements. This could impede our ability to fully implement our business plan and future growth strategy, which would harm our business and prospects. As we grow, our success will also depend on our ability to hire and retain additional qualified marketing and product development personnel to raise consumer awareness of the brand names we acquire and help our licensees maintain the freshness of their product lines and meet market trend expectations. We may not be able to hire or retain such necessary personnel.

We are currently in litigation that could negatively impact our financial results.

We are currently a plaintiff and cross-defendant in a litigation pending in California state court involving our wholly-owned subsidiary, Unzipped, a defendant in a litigation pending in federal district court in New York involving a former supplier and a defendant in a litigation pending in New York state court involving one of our licensees. Even if we prevail on all counts in these actions, the costs of these litigation matters have been and are expected to continue to be high. They are not only expensive but time consuming to pursue and defend, thereby diverting our available cash and personnel resources from other business affairs. Moreover, if we are ultimately required to pay the monetary damages sought from us in these actions, or if it is adjudicated that our contractual rights concerning Unzipped are invalid, our operating results and profitability would be reduced.

Until recently we incurred losses on a consistent basis and we may not be able to sustain our profitability in the future.

Although in connection with our new business model we have recorded net income of $15.7 million and $3.2 million for the six month periods ended June 30, 2006 and 2005, respectively, $15.9 million for the year ended December 31, 2005 (including a non-cash tax benefit of approximately $5.0 million) and $241,000 for the 11-month period ended December 31, 2004, and while our transition to a licensing business, among other things, has resulted in our operating income for such periods not being comparable to that of comparable prior year periods, prior to our transition to a brand management company, we consistently sustained net losses, including, in the fiscal years ended January 31, 2004, 2003 and 2002, net losses of $11.3 million, $3.9 million and $2.3 million, respectively. We cannot guarantee you that we will continue to be profitable in the future.

Risks related to our securities

The market price of our common stock has been, and may continue to be, volatile, which could reduce the market price of our common stock.

The publicly traded shares of our common stock have experienced, and are likely to experience in the future, significant price and volume fluctuations. This market volatility could reduce the market price of our common stock, regardless of our operating performance. In addition, the trading price of our common stock could change significantly over short periods of time in response to actual or anticipated variations in our quarterly operating results, announcements by us, our licensees or our respective competitors, factors affecting our licensees’ markets generally or changes in national or regional economic conditions, making it more difficult for shares of our common stock to be sold at a favorable price or at all. The market price of our common stock could also be reduced by general market price declines or market volatility in the future or future declines or volatility in the prices of stocks for companies in the trademark licensing business or companies in the industries in which our licensees compete.

Future sales of our common stock may cause the prevailing market price of our shares to decrease.

We have issued a substantial number of shares of common stock that are eligible for resale under Rule 144 of the Securities Act and that may become freely tradable. We have also already registered a substantial number of shares of common stock that are issuable upon the exercise of options and warrants and have registered for resale a substantial number of restricted shares of common stock issued in connection with our acquisitions. If the holders of our options and warrants choose to exercise their purchase rights and sell the underlying shares of common stock in the public market, or if holders of currently restricted shares of our common stock choose to sell such shares in the public market under Rule 144 or otherwise, the prevailing market price for our common stock may decline. The sale of shares issued upon the exercise of our derivative securities could also further dilute the holdings of our existing stockholders. In addition, future public sales of shares of our common stock could impair our ability to raise capital by offering equity securities.

Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results.

Our future effective tax rates could be adversely affected by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of recovering the amount of deferred tax assets recorded on the balance sheet and the likelihood of adverse outcomes resulting from examinations by various taxing authorities in order to determine the adequacy of our provision for income taxes. We cannot guarantee that the outcomes from these evaluations and continuous examinations will not harm our reported operating results and financial conditions.

Provisions in our charter and in our share purchase rights plan and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover and adversely affect existing stockholders.

Certain provisions of our certificate of incorporation and our share purchase rights plan, either alone or in combination with each other, could have the effect of making more difficult, delaying or deterring unsolicited attempts by others to obtain control of our company, even when these attempts may be in the best interests of our stockholders. Our certificate of incorporation authorizes 75,000,000 shares of common stock to be issued. Based on our outstanding capitalization at September 12, 2006, assuming the exercise of all outstanding options and warrants, there are still a total of approximately 27,000,000 shares of common stock available for issuance by our board of directors without stockholder approval. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue up to 5,000,000 shares of preferred stock, in one or more series, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of our common stock, none of which has been issued to date. And, under our share purchase rights plan, often referred to as a “poison pill,” if anyone acquires 15% or more of our outstanding shares, all of our stockholders (other than the acquirer) have the right to purchase additional shares of our common stock for a fixed price. We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date it acquired that status unless appropriate board or stockholder approvals are obtained.

These provisions could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market price. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

We do not anticipate paying cash dividends on our common stock. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our common stock to provide dividend income, as we have not paid any cash dividends on our common stock and do not plan to pay any in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing licensing operations, further develop our trademarks and finance the acquisition of additional trademarks. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment.

Use of Proceeds

We will not receive any proceeds from the sale of common stock by the selling stockholders named in this prospectus.

We have agreed to pay certain expenses in connection with the registration of the shares being offered by the selling stockholders.

Selling Stockholders

The following table sets forth certain information regarding the selling stockholders, based on information provided to us by the selling stockholders. The table assumes for calculating each selling stockholder’s beneficial and percentage ownership that options, warrants or convertible securities that are held by such stockholder (but not those held by any other person) and that are exercisable or convertible within 60 days from September 12, 2006 have been exercised or converted. Percentage ownership of common stock after the offering assumes the sale of all of the shares being offered by the selling stockholders pursuant to this prospectus.

	Number of Shares of Common Stock			Common Stock Beneficially Owned After the Offering
Selling Security Holder	Beneficially Owned Prior to the Offering	Shares Being Offered		Number of Shares	Percent of Outstanding Shares
Contrarian Funds, L.L.C. (1)	74,012	74,012	(2)	0	0
DDJ October Fund Onshore Feeder, Limited Partnership (3)	866	866	(2)	0	0
Greenco Enterprises, Inc. (4)	5,447	5,447	(2)	0	0
Mudd (USA) LLC (5)	3,269,231	3,269,231	(6)	0	0
October OS Investment Sub 2005, Ltd. (7)	509	509	(2)	0	0
Southlake & Co. (8)	372,970	372,970	(2)	0	0
The Foothill Group, Inc.(9)	25,341	25,341	(2)	0	0
The October Fund, Limited Partnership (10)	3,278	3,278	(2)	0	0

* Less than one percent

(1)
Contrarian Funds, L.L.C. has advised us that the natural persons that have voting and dispositive power over its shares of our common stock are Jon R. Bauer, its managing member, and Janice Stanton, Gil Tenzer and Michael Restifo, each a member of the selling stockholder.

(2)
Represents shares of common stock that we issued to the selling stockholder, as a designee of DDJ Capital Management, LLC, the assignee of London Fog Group, Inc., as part of the 482,423 shares of common stock that we issued, together with $30.5 million in cash, as consideration for our acquisition of certain assets, including the London Fog brand, from London Fog Group, Inc. in August 2006, referred to as acquisition shares. See “Our Company - Recent developments.”

(3)
DDJ October Fund Onshore Feeder, Limited Partnership has advised us that DDJ Capital Management LLC, the manager of the selling stockholder’s general partner, October G.P., LLC, is the selling stockholder’s investment manager and, as such, has voting and dispositive power over the selling stockholder’s shares of our common stock. Based on information provided by DDJ Capital management LLC, the natural person having voting and dispositive power over these shares is David J. Breazzano, by virtue of his membership interests in DDJ Capital management LLC.

(4)
Greenco Enterprises, Inc. has advised us that the natural person that has voting and dispositive power over its shares of our common stock is David Greenstein, its President and a member of its board of directors.

(5)
Mudd (USA) LLC has advised us that the natural persons having voting and/or investment control over its shares of our common stock are Mr. Wing Kwok, its Chairman, Mr. Conrad Lung, its President, and Mr. Richard Gilbert, its Chief Financial Officer.

(6)
Represents shares of common stock we issued to Mudd (USA) LLC in connection with our April 2006 acquisition of certain of its assets related to its business of marketing, licensing and managing its MUDD® brands, trademarks, intellectual property and related names worldwide, excluding China, Hong Kong, Macau and Taiwan, including 286,866 shares currently pledged as collateral to support certain of Mudd (USA)’s post-closing obligations to us in connection with the acquisition. In January 2007 and each quarter thereafter while any of the pledged shares remain pledged, a portion of such shares equal in value to up to $1.0 million are to be released.

Mudd (USA) has agreed not to directly or indirectly, through an “affiliate” or “associate” or otherwise, offer, sell, pledge, hypothecate, grant an option for sale, or otherwise dispose of, or transfer or grant any rights with respect thereto, in any manner, either privately or publicly (each a “Transfer”), more than 50%, or 1,634,616, of the shares offered hereby, or enter into any agreement or any transaction that has the effect of transferring, in whole or in part, directly or indirectly, the economic consequence of more than 50%, or 1,634,616, of the shares offered hereby (regardless of whether any such agreement or transaction is to be settled by delivery of the securities, in cash or otherwise) prior to December 11, 1006, without our consent. Further, Mudd (USA) has agreed not to Transfer, in aggregate, more than 75%, or 2,451,923, of the shares offered hereby prior to March 11, 2007, without our consent.

(7)
October OS Investment Sub 2005, Ltd. has advised us that DDJ Capital Management LLC is its investment advisor and, as such, has voting and dispositive power over its shares of our common stock. Based on information provided by DDJ Capital management LLC, the natural person having voting and dispositive power over these shares is David J. Breazzano, by virtue of his membership interests in DDJ Capital management LLC.

(8)
Southlake & Co. is the nominee name used by the custodian of GMAM Investment Funds Trust II for administrative reasons only. GMAM Investment Funds Trust II is the underlying beneficial owner of the selling stockholder’s shares of our common stock and has advised us that DDJ Capital Management LLC is its investment advisor and, as such, has voting and dispositive power over such shares. Based on information provided by DDJ Capital management LLC, the natural person having voting and dispositive power over these shares is David J. Breazzano, by virtue of his membership interests in DDJ Capital Management LLC.

(9)	The Foothill Group, Inc. has advised us that the natural person that has voting and dispositive power over its shares of our common stock is Jeff Nikora, its executive vice president.

(10)
The October Fund, Limited Partnership has advised us that DDJ Capital Management LLC, the manager of the selling stockholder’s general partner, October G.P., LLC, is the selling stockholder’s investment manager and, as such, has voting and dispositive power over the selling stockholder’s shares of our common stock. Based on information provided by DDJ Capital management LLC, the natural person having voting and dispositive power over these shares is David J. Breazzano, by virtue of his membership interests in DDJ Capital management LLC.

Plan of Distribution

We have been advised that the selling stockholders, which may include pledgees, donees, transferees or other successors-in-interest who have received shares from the selling stockholders after the date of this prospectus, may from time to time, sell all or a portion of the shares offered hereby in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to these market prices or at negotiated prices.

All costs, expenses and fees in connection with the registration of the shares offered by this prospectus other than those of any counsel for the selling stockholders, shall be borne by us. Brokerage costs, if any, attributable to the sale of the selling stockholder’s shares will be borne by the selling stockholder.

The shares may be sold by the selling stockholders by one or more of the following methods:

•	block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the shares as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	over-the counter distribution in accordance with the rules of the Nasdaq National Market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•
through the writing of put or call options on the shares or other hedging transactions (including the issuance of derivative securities), whether the options or other derivative securities are listed on an option or other exchange or otherwise;

•	privately negotiated transactions;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The transactions described above may or may not involve brokers or dealers.

The selling stockholders will not be restricted as to the price or prices at which the selling stockholders may sell their shares. Sales of shares by the selling stockholders may depress the market price of our common stock since the number of shares which may be sold by the selling stockholder may be relatively large compared to the historical average weekly trading of our common stock. Accordingly, if the selling stockholders were to sell, or attempt to sell, all of such shares at once or during a short time period, we believe such a transaction could adversely affect the market price of our common stock.

From time to time the selling stockholders may pledge their shares under margin provisions of customer agreements with its brokers or under loans or other arrangements with third parties. Upon a default by the selling stockholders, the broker or such third party may offer and sell any pledged shares from time to time.

In effecting sales, brokers and dealers engaged by a selling stockholder may arrange for other brokers or dealers to participate in the sales as agents or principals. Brokers or dealers may receive commissions or discounts from the selling stockholder or, if the broker-dealer acts as agent for the purchaser of such shares, from the purchaser in amounts to be negotiated, which compensation as to a particular broker dealer might be in excess of customary commissions which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share, and to the extent the broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such selling stockholder. Broker-dealers who acquire shares as principal may then resell those shares from time to time in transactions

•	in the over-the counter market or otherwise;

•	at prices and on terms prevailing at the time of sale;

•	at prices related to the then-current market price; or

•	in negotiated transactions.

These resales may involve block transactions or sales to and through other broker-dealers, including any of the transactions described above. In connection with these sales, these broker-dealers may pay to or receive from the purchasers of those shares commissions as described above. A selling stockholder may also sell the shares in open market transactions under Rule 144 under the Securities Act, rather than under this prospectus.

The selling stockholders and any broker-dealers or agents that participate with the selling stockholder(s) in sales of the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In this event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We have agreed to indemnify the selling stockholders against certain liabilities under the Securities Act. The selling stockholder(s) may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

The selling stockholders are subject to applicable provisions of the Securities Exchange Act of 1934 and the SEC’s rules and regulations, including Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling stockholders.

In order to comply with certain states’ securities laws, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

Unaudited Pro Forma Condensed Combined Financial Statements

Introduction

As previously reported by us in a Current Report on Form 8-K filed with the SEC on April 17, 2006, we completed our acquisition of certain assets of Mudd (USA) LLC related to its business of marketing, licensing and managing its MUDD® brands, trademarks, intellectual property and related names worldwide, excluding China, Hong Kong, Macau and Taiwan, on April 11, 2006. We paid the following consideration for such assets: (i) $45 million in cash, which was funded from a portion of the proceeds of the notes issued by IP Holdings LLC, a special purpose entity in which we own, directly, a 53.5% limited liability company interest and, indirectly through our other subsidiaries, the remaining limited liability company interests, and (ii) our issuance to the seller of 3,269,231 restricted shares of our common stock. In connection with the transaction, we simultaneously sold the assets to IP Holdings LLC. On April 11, 2006, IP Holdings LLC also entered into a license agreement with Mudd  (USA) LLC in which it granted Mudd (USA) LLC the exclusive right to use the Mudd® trademark in connection with the design, manufacture, sale and distribution of women’s and children’s woven bottoms and related products in the United States. Mudd (USA) LLC has guaranteed, for two years, certain minimum licensing revenues to us from the purchased assets and royalties under the license agreement. The guarantee and certain other of the seller’s obligations to us under the purchase agreement are secured by its pledge of a portion of the cash and shares issued by us as consideration in the acquisition.

The financing for the purchase by IP Holdings LLC of the purchased assets from us was accomplished through its private placement of asset-backed notes. The issuance of the notes raised $49.0 million in new financing for IP Holdings LLC (before giving effect to the payment of expenses in connection with the issuance of the notes and required deposits to reserve funds) and refinanced the approximately $87.0 million principal amount of the notes then outstanding under the notes previously issued by IP Holdings LLC. The notes are secured by the purchased assets, as well as by other intellectual property assets owned by IP Holdings LLC. The payment of the principal amount of, and interest on, the notes will be made from amounts received by IP Holdings LLC under license agreements with various licensees of the purchased assets and other intellectual property assets of IP Holdings LLC. We are not obligated, and our assets are not available, to pay any amounts with respect to the notes if amounts received by IP Holdings LLC under such license agreements are insufficient to make the required payments. In addition, the assets of IP Holdings LLC are not available to pay any of our obligations.

The following unaudited pro forma condensed combined financial statements give effect to three acquisitions recently completed by us, including: (a) our purchase of certain Mudd assets in April 2006, (b) the Rampage brand acquisition in September 2005 and (c) the Joe Boxer brand acquisition in July 2005, under the purchase method of accounting. These unaudited pro forma condensed combined statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and certain assumptions that our management believes are reasonable. The unaudited pro forma condensed combined financial statements do not purport to represent what our results of operations would actually have been if the acquisitions had actually occurred at the beginning of the periods presented, nor do they purport to project our results of operations for any future period.

Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The estimated fair values, useful lives and amortization of certain assets acquired are based on a preliminary valuation and are subject to final valuation adjustments. The Mudd, Joe Boxer and Rampage trademarks have been determined to have an indefinite useful life, and, therefore, consistent with SFAS No. 142, “Gooodwill and Other Intangible Assets,” no amortization will be recorded in our consolidated statements of operations. Instead, the related intangible asset will be tested for impairment at least annually, with any related impairment charge recorded to the statement of operations at the time of determining such impairment.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2005 were prepared by combining our historical statement of operations for the year ended December 31, 2005 with the Mudd statements of revenues and direct operating expenses of the assets sold for the year ended March 31, 2006 and the Joe Boxer and Rampage results of operations prior to the dates of the related acquisitions, giving effect to each of the acquisitions as though they had occurred at the beginning of the year (January 1, 2005).  The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2006 were prepared by combining our historical statement of operations for the six months ended June 30, 2006 with financial information from the Mudd statements of revenues and direct operating expenses of the assets sold for the three months ended March 31, 2006 (prior to the date of the acquisition), giving effect to the Mudd acquisition as though it had occurred at the beginning of the period (January 1, 2006).

The consolidated historical financial information for Iconix is derived from our audited consolidated financial statements for the year ended December 31, 2005 included in our Annual Report on Form 10-K for the year ended December 31, 2005 and our unaudited condensed consolidated financial statements for the six months ended June 30, 2006 included in our Quarterly Report on Form 10-Q for the six months ended June 30, 2006, each of which is incorporated herein by reference. The historical information of Mudd for the year ended March 31, 2006 is derived from the related audited financial information previously filed by us with the SEC in our Current Report on Form 8-K/A on June 27, 2006, which is incorporated herein by reference. The historical unaudited information for Mudd for the three months ended March 31, 2006 is derived from its audited statements of assets sold and statement of revenues and direct operating expenses of assets sold for the year ended March 31, 2006.  The historical financial information of Joe Boxer is derived from its historical financial statements previously filed by us with the SEC in our Current Report on Form 8-K/A on October 14, 2005, which is incorporated herein by reference. The historical financial information of Rampage is derived from its historical financial statements previously filed by us with the SEC in our Current Report on Form 8-K/A on December 2, 2005, which is incorporated herein by reference.  In addition, the pro forma statements of operation include 21 days of historical operations from July 1, 2005 to July 21, 2005 for Joe Boxer and two and a half months of historical operations from July 1, 2005 to September 15, 2005 for Rampage.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year ended December 31, 2005
('000 omitted, except per share information)

	Year Ended 12/31/2005 Iconix Historical	2005 Closed Acquisitions Historical Note (a)	2005 Closed Acquisitions Pro Forma Adjustments Note (b)	Year Ended 3/31/2006 Mudd Historical	Mudd Pro Forma Adjustment	Notes	Pro Forma Iconix
Licensing income	30,156	14,890	-	10,994	8,000	(c)	64,040
Net revenue	30,156	14,890	-	10,994	8,000		64,040

Selling, general & administrative expenses	13,880	4,588	835	6,061	868	(d)	26,232
Special charges	1,466	-	-	-	-		1,466

Operating income (loss)	14,810	10,302	(835)	4,933	7,132		36,342

Net interest expense (income)	3,902	1,243	2,518	-	4,738	(e)	12,401

Income (loss) before income taxes	10,908	9,059	(3,353)	4,933	2,394		23,941

Provision (benefit) for income taxes	(5,035)	-	1,000	-	2,491	(f)	(1,544)

Net income (loss)	$15,943	$9,059	$(4,353)	$4,933	$(97)		$25,485

Earnings per share:
Basic	$0.51						$0.66
Diluted	$0.46						$0.61

Weighted number of common shares outstanding:
Basic	31,284		6,521		3,269	(g)	38,512
Diluted	34,773		6,521		3,327	(g)	42,059

See accompanying introduction and notes to unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statement of Operations
For the six months ended June 30, 2006
('000 omitted, except per share information)

	Six Months Ended 6/30/2006 Iconix Historical	Three Months Ended 3/31/2006 Mudd Historical	Pro Forma Adjustment	Notes	Pro Forma Iconix
Licensing income	31,678	2,607	2,000	(c)		36,285
Net revenue	31,678	2,607	2,000			36,285

Gross profit	31,678	2,607	2,000			36,285

Selling, general & administrative expenses	11,501	3,107	217	(d)		14,825
Special charges	1,268	-	-			1,268

Operating income (loss)	18,909	(500)	1,783			20,192

Net interest expense (income)	4,826	-	1,185	(e)		6,011

Income (loss) before income taxes	14,083	(500)	598			14,181

Provision (benefit) for income taxes	(1,619)	-	33	(f)		(1,586)

Net income (loss)	$15,702	$(500)	$565			$15,767

Earnings per share:
Basic	$0.42				$	$ 0.40
Diluted	$0.37				$	$ 0.35

Weighted number of common shares outstanding:
Basic	37,208		1,834	(g)		$39,042
Diluted	42,872		1,950	(g)		44,822

See accompanying introduction and notes to unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Financial Statements

The financial information presented in the unaudited pro forma condensed combined financial statements is based on amounts and adjustments that our management believes to be factually supportable.  We have made no attempt to include forward looking assumptions in such information.

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations

(a) Represents historical information for the 2005 closed acquisitions for the Joe Boxer acquisition for the period from January 1, 2005 to July 21, 2005 and for the Rampage acquisition for the period from January 1, 2005 to September 14, 2005 derived from the following amounts:

(000’s omitted)
					2005 closed acquisitions (historical)
	Joe Boxer 1/1/05 - 6/30/05	Joe Boxer 7/1/05 - 7/21/05	Rampage 1/1/05 - 6/30/05	Rampage 7/1/05 - 7/21/05
Licensing income	$7,978	$1,161	$3,899	$1,852	$14,890
SG&A	2,015	246	1,542	785	4,588
Operating income	5,963	915	2,357	1,067	10,302
Interest expense - net	290	35	684	234	1,243
Income before income taxes	5,673	880	1,673	833	9,059
Provision (benefit) for income taxes	-	-	-	-	-
Net income	$5,673	$880	$1,673	$833	$9,059

(b) Represents pro forma adjustments for the 2005 closed acquisitions for the Joe Boxer acquisition for the period from January 1, 2005 to July 21, 2005 and for the Rampage acquisition for the period from January 1, 2005 to September 14, 2005 and is comprised of:

(000’s omitted)
					2005 closed acquisitions (pro forma adjustments)
	Joe Boxer 1/1/05 - 6/30/05	Joe Boxer 7/1/05 - 7/21/05	Rampage 1/1/05 - 6/30/05	Rampage 7/1/05 - 7/21/05
Licensing income	$-	$-	$-	$-	$-
SG&A	340	42	320	133	835	(1)
Operating loss	(340)	(42)	(320)	(133)	(835)
Interest expense - net	1,744	214	317	243	2,518	(2)
Loss before income taxes	(2,084)	(256)	(637)	(376)	(3,353)
Provision (benefit) for income taxes	1,000	-	-	-	1,000	(3)
Net loss	$(3,084)	$(256)	$(637)	$(376)	$(4,353)

Weighted number of common
shares outstanding:
Basic		4,350		2,171	6,521	(4)
Diluted		4,350		2,171	6,521

(1)
For Joe Boxer, represents the six months and 21 days of additional amortization of acquired intangible assets of $1.3 million on a straight line basis over the remaining contract period of 2.5 years (approximately $299,000 in total) and the deferred refinancing fees of $1 million incurred in the related financing arrangement over the seven-year life of the debt (approximately $83,000 in total). For Rampage, represents the eight months and 15 days of additional amortization of acquired Rampage licensing contracts of $550,000, Rampage domain name of $230,000 and non-compete agreement of $600,000, on a straight line basis over the remaining contract period of three, five, and two years, respectively (approximately $375,000 in total), as well as amortization of the deferred financing fees of $774,000 which is amortized over the seven-year life of the related debt (approximately $78,000 in total).

(2)
For Joe Boxer, represents the incremental interest expense at the historical interest rate of 8.45% related to refinancing incurred as part of the acquisition. For Rampage, represents the incremental interest expense at the historical interest rate of 8.1% related to refinancing incurred as part of the acquisition.

(3)
Represents the additional deferred income tax provision that would have been recorded against the incremental earnings generated from the acquired Joe Boxer business based on the amount of deferred tax asset recorded in the related purchase accounting.

(4)	Represents the shares of our common stock that were issued as part of the Joe Boxer and Rampage acquisitions.

(c) Represents guaranteed minimum royalty revenues to be earned by us from the core jeans licensee, Mudd (USA) LLC under the licensing agreement we signed with it as part of the acquisition. The jeanswear licensing agreement is a two-year contract with guaranteed minimum payments of $8.0 million per year. Prior to the acquisition, revenue from the seller’s jeans business was included in other of its operations, not sold to us, which operations included businesses focused on the design, manufacture and sales of apparel goods.

(d) Represents adjustments related to the amortization of the value assigned to the acquired Mudd licensing contracts of $700,000, Mudd domain name of $340,000 and non-compete agreement of $1.4 million, on a straight line basis over the remaining contract period or estimated lives of two, five and four years, respectively (approximately $768,000 annually) . Additionally includes approximately $100,000 annually for contractual compensation expense related to the management of the brand.

(e) Represents interest expense at current interest rate of 9.47% (LIBOR of 5.47% plus 4.00%) related to incremental financing incurred for the Mudd acquisition (approximately $4.6 million annually) and amortization of deferred financing fees incurred in closing the Mudd financing arrangement over the five-year term of the financed debt (approximately $98,000 annually).

(f) Represents the provision for income taxes at a 34% effective rate related to the pro forma adjustments to income and the historical pre-tax income. The taxes were not historically reflected due to the entities prior status as a limited liability company.

(g) Represents the effect of the shares of our common stock and warrants that we issued as part of the Mudd acquisition.

Legal Matters

Blank Rome LLP of New York, New York will pass upon the validity of the shares of common stock being offered by this prospectus.

Experts

The financial statements and schedules and management’s report on the effectiveness of internal control over financial reporting of Iconix Brand Group, Inc. incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in its reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Mudd (USA) LLC incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in its report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Joe Boxer Company, LLC incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in its report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Rampage Licensing, LLC incorporated by reference in this prospectus (including schedules appearing therein) have been incorporated by reference herein in reliance upon the reports of Cohn Handler & Co., Rampage’s independent public accounting firm, as set forth in their report incorporated by reference herein, and have been incorporated in this prospectus by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We are subject to the informational requirements of the Securities Exchange Act of 1934 and we file reports and other information with the SEC.

You may read and copy any of the reports, statements, or other information we file with the SEC at the SEC’s Public Reference Section at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. The Nasdaq Stock Market maintains a Web site at http://www.nasdaq.com that contains reports, proxy statements and other information filed by us.

Incorporation of Certain Documents By Reference

We have filed with the SEC, Washington, D.C., a registration statement on Form S-3 under the Securities Act of 1933, covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in our registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed or incorporated by reference as an exhibit to the registration statement.

The SEC allows us to “incorporate by reference” the information we file with them. This means that we may disclose important information to you by referring you to other documents filed separately with the SEC. The information we incorporate by reference in this prospectus is legally deemed to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information in this prospects and the documents listed below. We incorporate the documents listed below:

•	our Quarterly Report on Form 10-Q for the three months ended June 30, 2006, filed with the SEC on August 10, 2006;

•	our Quarterly Report on Form 10-Q for the three months ended March 31, 2006, filed with the SEC on May 10, 2006;

•
our Current Reports on Form 8-K filed with the SEC on January 5, 2006, April 6, 2006, April 17, 2006, April 27, 2006, June 8, 2006, August 15, 2006, August 17, 2006, August 24, 2006, September 1, 2006 and September 28, 2006, and amendments to Current Reports on Form 8-K/A filed with the SEC on October 7, 2005, October 14, 2005, December 2, 2005 and June 27, 2006;

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 21, 2006;

•	our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on September 28, 2006;

•	all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the initial registration statement of which this prospectus forms a part; and

•
the description of our common stock and our preferred share purchase rights contained in our Registration Statements on Form 8-A, filed with the SEC and all amendments or reports filed by us for the purpose of updating those descriptions.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the dates of filing of such reports and other documents; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

You may request a copy of these filings, at no cost, by writing or telephoning us at Iconix Brand Group, Inc., 1450 Broadway, New York, New York 10018, telephone number (212) 730-0030.

We have not authorized anyone else to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell nor is it a solicitation of an offer to buy any security in any jurisdiction where the offer or sale is not permitted. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus or incorporated by reference herein is correct as of any time subsequent to its date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (estimated except for the SEC Registration fee)are as follows:

SEC registration fee	$6,111.03
Accounting fees and expenses	15,000.00
Legal fees and expenses	20,000.00
Miscellaneous expenses	3,888.97
Total	$45,000.00

Item 15. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of the State of Delaware (“GCL”) provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director.

Section 102(b) of the GCL permits a corporation, by so providing in its certificate of incorporation, to eliminate or limit director’s liability to the corporation and its shareholders for monetary damages arising out of certain alleged breaches of their fiduciary duty. Section 102(b)(7) of the GCL provides that no such limitation of liability may affect a director’s liability with respect to any of the following: (i) breaches of the director’s duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not made in good faith or which involve intentional misconduct of knowing violations of law; (iii) liability for dividends paid or stock repurchased or redeemed in violation of the GCL; or (iv) any transaction from which the director derived an improper personal benefit. Section 102(b)(7) does not authorize any limitation on the ability of the corporation or its shareholders to obtain injunctive relief, specific performance or other equitable relief against directors.

Article Ninth of the registrant’s Certificate of Incorporation and the registrant’s By-laws provide that all persons who the registrant is empowered to indemnify pursuant to the provisions of Section 145 of the GCL (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the registrant to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise.

Article Tenth of the registrant’s Certificate of Incorporation provides that no director of the registrant shall be personally liable to the registrant or its stockholders for any monetary damages for breaches of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the registrant or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the GCL; or (iv) for any transaction from which the director derived an improper personal benefit.

The registrant's employment agreements with Mr. Neil Cole, the registrant’s Chief Executive Officer, Mr. Andrew Tarshis, the registrant’s Senior Vice President and General Counsel and Ms. Deborah Sorell Stehr, the registrant’s Senior Vice President-Business Affairs and Licensing provide that the registrant shall indemnify each of them for expenses incurred by them arising from actions, proceedings or claims against such persons while performing services for the registrant as an employee, officer or director. Mr. Cole’s employment agreement also provides for the registrant to use its best efforts to obtain directors’ and officers’ liability insurance for him and the employment agreements for Mr. Tarshis and Ms. Stehr provide that such persons will be added to the registrant’s directors' and officers' liability insurance.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits.

5	Opinion of Blank Rome *

23.1	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm of Iconix Brand Group, Inc. *

23.2	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm of JBC Holdings, LLC*

23.3	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm of Mudd (USA) LLC*

23.4	Consents of Cohn Handler & Co (related to the financial information for Rampage)+

23.5	Consent of Blank Rome LLP (included in Exhibit 5 hereto)

24	Power of Attorney (included on the signature page of the Registration Statement filed with the SEC on September 15, 2006.)

* Filed herewith

+ Previously filed

Item 17. Undertakings

Undertaking Required by Regulation S-K, Item 512(a).

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

ii.
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Age of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 18th day of October 2006.

ICONIX BRAND GROUP, INC.

By:	/s/ Neil Cole
Neil Cole
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Neil Cole	Chief Executive Officer, President and	October 18, 2006
Neil Cole	Director (Principal Executive Officer)

/s/ Warren Clamen	Chief Financial Officer (Principal	October 18, 2006
Warren Clamen	Financial and Accounting Officer)

	Director	October __, 2006
Barry Emanuel

	Director	October __, 2006
Steven Mendelow

*	Director	October 18, 2006
Michael Groveman

*	Director	October 18, 2006
Drew Cohen

*By:	/s/ Neil Cole
Neil Cole, Attorney-in-Fact